Brian F. Leaf (703) 456-8053 bleaf@cooley.com	VIA EDGAR

June 23, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: LipoScience, Inc. – Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of LipoScience, Inc., a Delaware corporation (the “Company”), we hereby electronically transmit, pursuant to the Securities Act of 1933, as amended (the “Act”), and Regulation S-T promulgated thereunder, the initial filing of the Company’s Registration Statement on Form S-1 in connection with the proposed initial public offering of shares of the Company’s common stock, together with copies of the exhibits thereto (except for exhibits to be filed by amendment). The signature pages have been manually executed before the time of this electronic filing and will be retained by the Company for five years.

In accordance with Rule 13(c) of Regulation S-T, please note that the Company has paid a registration fee of $10,013.63, which has been wired to the account of the Securities and Exchange Commission (the “Commission”) at U.S. Bank in St. Louis, Missouri.

Pursuant to Rule 461(a) promulgated under the Act, the staff of the Commission (the “Staff”) is hereby notified that the Company and Barclays Capital Inc., UBS Securities LLC and Piper Jaffray & Co. (the “Underwriters”) desire to make oral requests to the Staff requesting the acceleration of effectiveness of the Registration Statement. The Company and the Underwriters have indicated that each of them is aware of their respective obligations under the Act.

Please contact me at (703) 456-8053 should you require further information.

Very truly yours,

/s/ Brian F. Leaf

Brian F. Leaf

Cc:	Brent B. Siler, Esq.
Darren K. DeStefano, Esq.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM